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AM 1-11-2005 **

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

05035533

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-36747 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TD Securities (USA) ~~Inc~~ LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 West 52nd Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PROCESSED
JAN 14 2005
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Stroud (212) 827-7508
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH. D.C.
185
SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

TD Securities (USA) Inc.

Year ended October 31, 2004
with Report of Independent Auditors

# TD Securities (USA) Inc.

## Consolidated Statement of Financial Condition

Year ended October 31, 2004

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
TD Securities (USA) Inc.

We have audited the accompanying consolidated statement of financial condition of TD Securities (USA) Inc. (the "Company") as of October 31, 2004. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of TD Securities (USA) Inc. at October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

November 19, 2004

# TD Securities (USA) Inc.

## Consolidated Statement of Financial Condition

October 31, 2004
*(dollars in thousands)*

| | |
|---|---|
| **Assets** | |
| Cash | $ 27,776 |
| Securities deposited in special reserve bank account for the exclusive benefit of customers | 14,845 |
| Receivable from brokers, dealers, and clearing organizations | 6,664 |
| Receivable from affiliates | 16,917 |
| Securities and other financial instruments owned, at fair value | 5,558,920 |
| Securities owned, pledged to creditors or clearing brokers, at fair value | 5,942 |
| Securities purchased under agreements to resell | 1,968,635 |
| Securities borrowed | 491,756 |
| Time deposits | 3,266 |
| Fixed assets (net of accumulated depreciation of $17,800) | 2,435 |
| Taxes Receivable | 449 |
| Other assets | 16,614 |
| | $8,114,219 |
| **Liabilities and stockholder's equity** | |
| Bank loan payable to affiliates | $ 4,299,392 |
| Bank loan payable | 2,968 |
| Payable to brokers, dealers, and clearing organizations | 89,152 |
| Securities sold under agreements to repurchase | 2,240,474 |
| Securities sold, but not yet purchased, at market | 79,521 |
| Deferred taxes liability | 6,603 |
| Taxes payable | 3,537 |
| Accrued expenses and other liabilities | 108,664 |
| | 6,830,311 |
| Liabilities subordinated to claims of general creditors | 1,085,000 |
| **Stockholder's equity** | |
| Common stock ($.01 par value; 1,000 shares authorized; 500 shares issued and outstanding) | – |
| Paid-in capital | 102,877 |
| Retained earnings | 96,031 |
| Total stockholder's equity | 198,908 |
| Total liabilities and stockholder's equity | $8,114,219 |

*See accompanying notes.*

## 1. Organization and Basis of Presentation

TD Securities (USA) Inc. ("TDSI") is a wholly-owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc. (the "Parent"), which is a wholly-owned subsidiary of The Toronto-Dominion Bank (the "Bank").

The Consolidated Statement of Financial Condition include the accounts of TDSI and its wholly owned subsidiary, TD Professional Execution, Inc. ("TDPE", collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

TDSI operates as a broker-dealer in U.S. debt, corporate debt, equity and money market securities. TDSI also acts as principal and an agent in the underwriting, distribution and private placement of debt and equity securities and other financial instruments. TDSI is registered with the National Association of Securities Dealers, Inc. ("NASD").

National Investor Services Corp., Inc., Morgan Stanley & Co., Goldman Sachs and Co. and Deutsche Bank, all U.S. broker-dealers, act as clearing agents for the majority of TDSI's trading activities. Additionally, TDSI clears certain fixed income securities through the Bank and The Bank of New York.

TDPE operates as a broker-dealer in U.S. options. TDPE's primary business function is executing equities and equity option trading transactions on behalf of other broker dealers including affiliates. TDPE is registered with the Chicago Board of Options Exchange ("CBOE") and is a member of the NASD.

The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

## 2. Summary of Significant Accounting Policies

### Resale and Repurchase agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), which are treated as financing transactions and are collateralized primarily by U.S. Treasury securities, are carried at their contractual amounts, plus accrued interest. When specific conditions are met, including the

## 2. Summary of Significant Accounting Policies (continued)

existence of a legally enforceable master netting agreement, balances relating to resale and repurchase agreements are netted by counterparty on the Consolidated Statement of Financial Condition.

In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms that permit it to repledge or resell the securities to others. At October 31, 2004, the Company obtained and had available securities with a fair value of approximately $3.6 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales. On the Consolidated Statement of Financial Condition, such amounts are reported net of approximately $1.1 billion of principal balances pursuant to legally enforceable master netting agreements

### Securities-Lending Activities

Securities borrowed are carried at the amount of cash collateral advanced plus accrued interest. It is the Company's policy to value the securities borrowed on a daily basis, and to obtain appropriate collateral as necessary to ensure such transactions are adequately collateralized.

### Securities Transactions

Securities and other financial instruments transactions as well as related revenues and expenses are recorded on a trade date basis and carried at fair value on the Consolidated Statement of Financial Condition. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments.

All assets and liabilities of the Company which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" are carried at amounts which approximate their fair value.

## 2. Summary of Significant Accounting Policies (continued)

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations. Generally, securities transactions settle within three business days after trade date.

Time deposits represent Federal funds sold on an overnight basis.

### Depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over estimated useful lives of three to five years.

## 3. Securities and Other Financial Instruments Owned and Securities Sold, Not Yet Purchased

Securities and other financial instruments owned, including those pledged to creditors or clearing brokers and securities held in special reserve account for the exclusive benefit of customers, and securities sold but not yet purchased at October 31, 2004, consist of the following at fair value:

| | Owned | Sold, But Not Yet Purchased |
|---|---|---|
| | *($ in thousands)* | |
| U.S. Government Bonds | $ 43,746 | $ 21,331 |
| U.S. Corporate and Convertible Bonds | 321,788 | 3,170 |
| U.S. Common and Preferred Shares | 5,209,330 | 51,516 |
| Exchange Traded Equity Options | 1,069 | 1,399 |
| Over the Counter Derivative Contracts | 3,774 | 2,105 |
| | $ 5,579,707 | $ 79,521 |

Securities owned, pledged to creditors or clearing brokers, represent proprietary positions, which have been pledged as collateral to counterparties or to clearing brokers. Such collateral is pledged on terms that permit the counterparty or clearing broker to sell or repledge the securities to others subject to certain limitations.

**4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Amounts receivable from and payable to brokers, dealers and clearing organizations, at October 31, 2004 consist of:

| | Receivable | Payable |
|---|---|---|
| | *($ in thousands)* | |
| Securities failed-to-deliver/receive | $ 3,179 | $ 883 |
| Receivable from/payable to clearing brokers | 3,485 | 88,269 |
| | $ 6,664 | $ 89,152 |

These amounts arise from securities transactions executed for customers or the proprietary trades of the Company. The Company may be exposed to settlement risk associated with these transactions in the event its clearing agents or customers are unable to satisfy their contracted obligations.

**5. Related Party Transactions**

The Company maintains demand deposit bank accounts with the Bank. At October 31, 2004, the balances in these bank accounts totaled approximately $10.8 million.

In the normal course of business, the Company trades securities with the Bank and its affiliates. As of October 31, 2004, the Company has a payable of approximately $20.1 million owed to its affiliates for the related trading activity.

The Company acts as an agent on behalf of the Bank and its subsidiaries in connection with asset management related to proprietary trading activities and the distribution of certain financial instruments. The Company also syndicates loans which the Bank and its subsidiaries participate in and performs financing transactions with affiliates. In connection with such asset management and loan origination and syndication activities, the Company had accrued approximately $16.9 million of commission and fees which are reflected as receivable from affiliates on the Consolidated Statement of Financial Condition.

The Company sold securities under agreements to repurchase to the Bank and purchased other securities under agreements to resell from the Bank. At October 31, 2004, the aggregate fair values of such securities sold under agreements to repurchase and the securities purchased under agreements to resell, including accrued interest, were approximately $2,236.5 million and $418.3 million respectively.

**5. Related Party Transactions (continued)**

Furthermore, the aggregate contract values of such securities sold under agreements to repurchase and of such securities purchased under agreements to resell, including accrued interest, were approximately $2,212.5 million and $417.8 million respectively.

The Company has an existing $5.0 billion unsecured line of credit agreement with the Parent, of which $700 million is drawn as of October 31, 2004. This amount is included within Bank loan payable to affiliate within consolidated Statement of Financial Condition. Loans drawn under the line of credit bear interest at current money market rates. Included in accrued expenses and other liabilities is approximately $144,000 of interest payable to the Parent related to this loan.

In addition the Company has an additional $3.6 billion payable to TD Delaware included in the Bank loan payable to affiliate related to funding activities for operations of the Company.

**6. Employee Benefit Plans**

The Bank has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, TD Equity Options ("TDEO"; a subsidiary of the Bank) and the Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

The Bank also provides postretirement medical, dental, and life insurance (the "Postretirement Plan"), which covers full-time employees of the Company, TDEO and the Bank upon reaching normal retirement age.

The following tables set forth the financial position of the Plan and the Postretirement Plan at October 31, 2004. Change in benefit obligations and Reconciliation of funded status represent the obligations of the Company related to the Plan and the Postretirement Plan. Change in plan assets represent assets of the Plan and are for the benefit of employees of both the Bank and the Company.

## 6. Employee Benefit Plans (Cont.)

| | Year ended October 31, 2004 | |
|---|---|---|
| | Pension Benefit Plan | Postretirement Benefit Plan |
| | *($ in thousands)* | |
| **Change in benefit obligation** | | |
| Benefit obligation at beginning of year | $15,440 | $ 8,524 |
| Service cost | 1,004 | 480 |
| Interest cost | 860 | 402 |
| Actuarial losses (gains) | (417) | (956) |
| Plan amendments | – | – |
| Benefits paid | (290) | (207) |
| Benefit obligation at end of year | $16,597 | $ 8,243 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | $13,466 | $ – |
| Actual return on plan assets | 1,287 | – |
| Company contributions | 4,271 | – |
| Benefits paid | (428) | – |
| Fair value of plan assets at end of year | $18,596 | $ – |

**6. Employee Benefit Plans (continued)**

| | Year ended October 31, 2004 | |
|---|---|---|
| | Pension Benefit Plan | Postretirement Benefit Plan |
| | ($ in thousands) | |
| **Reconciliation of funded status** | | |
| Funded (underfunded) status of the plan | $(3,224) | $(7,172) |
| Unrecognized net actuarial (gain)/loss | 598 | 1,087 |
| Unrecognized prior service cost | 152 | 1,051 |
| Accrued benefit cost | $(2,474) | $(5,034) |
| **Weighted-average assumptions as of October 31, 2004** | | |
| Discount rate | 6.00% | 6.00% |
| Expected return on plan assets | 8.00% | – |
| Rate of compensation increase | 4.50% | 4.50% |

Plan assets within the Trust consist principally of balanced mutual funds of stocks and bonds.

Plan assets as of October 31, 2004 and the actual return on investments during fiscal 2004 were allocated between the Company and the Bank in proportion to their projected benefit obligation as of October 31, 2004.

There were no changes in the actuarial cost methods from the previous valuation. The remaining prior service cost is being amortized over sixteen years. Gains and losses are being amortized using the corridor method.

The Bank also has a defined contribution retirement plan (401(k) savings plan) covering most of the employees of the Company, TDEO and the Bank.

**7. Subordinated Loans**

The Company owes its Parent the following amounts pursuant to subordination agreements approved by the NASD:

| Amount | Maturity | Rate |
|---|---|---|
| $ 25,000,000 | 06/30/07 | 1-month LIBOR + 1/8 of 1% |
| 75,000,000 | 09/30/07 | 1-month LIBOR + 1/8 of 1% |
| 60,000,000 | 11/30/04 | 1-month LIBOR + 1/8 of 1% |
| 50,000,000 | 07/30/05 | 1-month LIBOR + 1/8 of 1% |
| 150,000,000 | 11/30/05 | 1-month LIBOR + 1/8 of 1% |
| 225,000,000 | 05/31/07 | 1-month LIBOR + 1/8 of 1% |
| 500,000,000 | 05/31/07 | 1-month LIBOR + 1/8 of 1% |

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

Included in accrued expenses and other liabilities as of October 31, 2004 is approximately $0.3 million of interest payable to the Parent for such subordinated loans.

**8. Income Taxes**

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, the Parent arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses the Parent based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. For the most part the Company files separate state and local income tax returns.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB Statement No. 109 (FAS 109), "Accounting for Income Taxes." The Company recognizes the federal, state and local deferred taxes associated with such temporary differences. The net deferred tax liability consists of deferred compensation, offset by amortization and other temporary items. The Company has not recorded an associated valuation allowance.

**9. Regulatory Requirements**

As a registered broker-dealer and member of the NASD, TDSI is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $1,000,000 or 2% of aggregate debit items, as defined.

At October 31, 2004, the TDSI's net capital, as defined, was approximately $816.8 million, which exceeded the minimum requirement by approximately $815.8 million. The percentage of net capital to aggregate debit items was 0%.

As of October 31, 2004, U.S. Treasury securities with a market value of approximately $14.8 million have been segregated in a special reserve bank account for the exclusive benefit of customers, in accordance with Rule 15c3-3 of the SEC.

TDPE, as a registered broker of CBOE, is subject to Uniform Net Capital Rule of the SEC and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2004, TDPE's net capital, as defined, was approximately $7.7 million, which exceeded the minimum requirement by approximately $7.5 million.

**10. Off-Balance Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company's activities involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company enters into off-balance sheet transactions in relation to its proprietary trading activities to reduce its exposure to market risk. Transactions include the sale and purchase of exchange traded options and futures contracts and other agreements to exchange payments based on a gross contractual amount. Off-balance sheet contracts are valued at fair value and the related profit or loss is reflected in net gain from principal transactions in securities on the Consolidated Statement of Operations. The Company monitors its positions continuously to reduce the risk of future loss due to changes in market value of its financial instruments or failure of counterparties to perform. Transactions in futures contracts are conducted through regulated exchanges which have margin requirements, and are settled in cash on a daily basis for the net gain or loss, thereby minimizing credit risk.

**10. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)**

The Company's financing activities require that it accept and pledge securities as collateral for secured financing such as securities purchased under agreements to resell and securities sold under agreements to repurchase. The Company monitors the market value of such collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists.

In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company conducts business with banks and other brokers and dealers located primarily in the New York metropolitan area and Canada on behalf of its customers and for its own account. The Company's customer base and trade counterparties are located primarily in the United States and Canada.

Securities sold but not yet purchased represent obligations to purchase specified securities at a contracted price. Accordingly, these transactions may result in unrecorded market risk, as the Company's obligation to purchase these securities in the market may exceed the amount recognized in the statement of financial condition.

Each of the Company's clearing brokers extends credit to the Company, based upon both the market value and the profile of the securities which each of the clearing brokers holds in a custody arrangement for the Company.

**11. Commitments and Contingencies**

The Company leases office space under a non-cancelable operating lease that expires in the year 2006, with provision for renewal. The rent expense for 2004 was $7.5 million. Rental payments may be adjusted for increases in operating expenses and real estate taxes.

Future minimum payments under the Company's lease as of October 31, 2004 are as follows:

| | |
|---|---|
| 2005 | $ 6,662,760 |
| 2006 | 3,331,380 |
| Total minimum lease payments | $ 9,994,140 |

**11. Commitments and Contingencies (continued)**

In the normal course of its business, the Company has been named a defendant in a number of lawsuits and other legal proceedings. After considering all relevant facts, available insurance coverage and the advice of counsel, in the opinion of the Company such litigation will not, in the aggregate, have a material adverse effect on the Company's consolidated financial position, but may be material to the Company's operating results for any particular period, depending on the level of income for such period.

**12. Subsequent Events**

Effective November 1, 2004 "TD Securities (USA) Inc." converted its legal status to a Limited Liability Company and will be renamed "TD Securities (USA) LLC". Although the corporation will now be an LLC, as a legal matter under Delaware law, the entity remains the same and therefore continues to have same rights and obligations, including under existing contracts. The business activities, management, officers and key personnel, method of clearance, record keeping and funding will remain the same. TD Securities (USA) LLC's parent Company will be TD Holdings II Inc., a recently-formed wholly-owned Delaware subsidiary of Toronto Dominion Holdings (USA) Inc.